CHURCHILL CAPITAL CORP II

640 Fifth Avenue, 12th Floor

New York, New York 10019

May 27, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edwin Kim

Churchill Capital Corp II

Registration Statement on Form S-4

File No. 333-252365

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Churchill Capital Corp II (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended, so that it will become effective at 5:30 p.m., Eastern Time, on Thursday, May 27, 2021 or as soon thereafter as is practicable.

Please contact Raphael M. Russo (212-373-3309) of Paul, Weiss, Rifkind, Wharton & Garrison LLP with any questions you may have regarding this request. In addition, please notify Mr. Russo by telephone when this request for acceleration has been granted.

CHURCHILL CAPITAL CORP II

By:	/s/ Peter Seibold
Name: Peter Seibold
Title: Chief Financial Officer

cc:	Securities and Exchange Commission Morgan Youngwood

Stephen Krikorian
Jan Woo

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Raphael M. Russo, Esq.

Software Luxembourg Holding S.A.
John Frederick

Weil, Gotshal & Manges LLP
Jaclyn L. Cohen, Esq.
Mariel E. Cruz, Esq.